Exhibit 99.1

Press Release June 23, 2022

Changes in the Executive Management of SEK

Per Åkerlind, Deputy CEO of SEK, retires from SEK after 32 years of service. Pontus Davidsson has been recruited as Head of SEK’s business area International Finance and Peter Svensén, Chief Risk Officer at SEK, is to leave SEK during the fall.

Per Åkerlind started his career at SEK in 1990. He has held several senior positions, including CFO for many years. In 2015 he was appointed Deputy CEO, and in recent years, he was responsible for developing the strategic partnerships with international banks and partners within Team Sweden. Per will terminate his employment with SEK on June 30, 2022. His duties will be allocated to other departments at SEK, and the position as Deputy CEO will not be filled.

Pontus Davidsson will take up the position as Head of International Finance, responsible for Export & Project Finance and Trade & Emerging Markets. Pontus joins SEK from Standard Chartered Bank where he currently holds the position of Executive Director, Client Coverage. He also has experience of Export and Project Financing from Deutsche Bank and Swedbank. Pontus starts at SEK in mid-September.

Peter Svensén has been Chief Risk Officer (CRO) at SEK since 2019. Peter was recruited from the state-owned bank SBAB where he held the same position. Peter will return to SBAB as CFO.

Few people have been more important to the Swedish export credit system, than Per has. His skills, experience, enthusiasm and network of contacts have contributed to SEK’s success over the years. I, and all colleagues at SEK, are very grateful for his efforts. I would also like to thank Peter for his contribution to SEK during these three years and at the same time welcome Pontus to SEK.

Magnus Montan, CEO of SEK

Press contact

Catharina Henriksson, Head of Press and Public Affairs

+46 76-677 59 09

catharina.henriksson@sek.se